Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: CARIFIRENZE ARBITRATION

Torino, Milano, 14th May 2007 – Upon request of Consob, Intesa Sanpaolo confirms that the arbitration regarding its call option on 10.78% of Carifirenze has been won by Ente Cassa di Risparmio di Firenze and clarifies that this outcome does not impact upon the ongoing negotiations with the latter for the acquisition of control of Carifirenze.

Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
+39.02.87943180		+39.02.87963531
investor.relations@intesasanpaolo.com		stampa@intesasanpaolo.com

www.intesasanpaolo.com